SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 1, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒                         Form 40-F    ☐

Enclosures:

1.               Nokia Stock Exchange Release dated December 01, 2005 and titled: Nokia Capital Market Days 2005: Nokia defines strategy and targets for continued profitable growth

PRESS RELEASE

December 1, 2005

Nokia Capital Market Days 2005: Nokia defines strategy and targets for continued profitable growth

New York, NY, US - At the annual Nokia Capital Market Days in New York, Nokia presented its expectations for overall industry developments and set out its targets for the next one to two years. In their presentations, Nokia senior executives highlighted the company’s broader product portfolio and renewed customer focus. They showed how Nokia’s products, scale, manufacturing capability, logistics network and IPR portfolio are expected to continue to drive its leadership and market share gains in an increasingly complex and consolidating industry environment.

Nokia now expects:

• mobile device industry volumes in 2006 to grow more than 10% from the 780 million units we estimate for 2005, and the mobile device market to also grow in value in 2006

• the number of mobile subscriptions to surpass three billion in 2008, rather than in 2010 as we stated in February this year

• slight to moderate growth in the mobile infrastructure market in 2006

Nokia financial targets for the next one to two years:

• Nokia operating margin target remains at 17%

• an operating margin of 17%-18% for Mobile Phones and Multimedia devices combined

• an infrastructure operating margin of 13%, rather than 14% as we stated last year

• as we said last year, by the end of 2006 to reduce overall R&D expenditure to 9%-10% of net sales; reduce Nokia mobile device R&D expenditure to 8% of net sales; and reduce Nokia infrastructure R&D expenditure to 14% of net sales

In his keynote address, Nokia Chairman and CEO Jorma Ollila said: “Last year we committed to increasing the competitiveness of our product portfolio and focusing more on our customers. Today, I’m pleased to say that we’ve made excellent progress in both of these key areas,” said Ollila. “I’m particularly happy with advancements in our product portfolio. The competitive features, design, usability and quality of our products mean Nokia will continue to be recognized as a globally-leading brand and the top industry driver.”

Nokia’s device portfolio offers a variety of form factors and competitive feature sets at all price points. The company’s objective now is to broaden its 3G product portfolio, as evidenced by its release of three new WCDMA phones during the Capital Market Days event. This takes the total number of Nokia models launched this year to 56, including 15 WCDMA models with applications and hardware for music, imaging and business.

Increasing the range of choice for consumers is key to Nokia’s brand renewal strategy. By giving people the products they want, addressing early adopters and improving the retail experience, the company aims to further elevate the Nokia brand – the sixth most valuable in the world today*. This brand renewal strategy comes at a time when the dynamics of the mobile communications industry are shifting, as Nokia President and COO Olli-Pekka Kallasvuo outlined in his keynote address.

“The industry is consolidating around a few key players. At the same time it is increasing in complexity, as both devices and customer demands grow more sophisticated,” said Kallasvuo. “The winners will be the ones that can master this complexity and offer appealing products to a broad range of customers. On both these counts, we believe Nokia has the elements key to success.”

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* Source: Interbrand

The first day of presentations at Nokia Capital Market Days will be webcast at: www.nokia.com/press/cmd2005

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share and prices, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5) our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6) the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12–22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2005		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel